UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated August 15, 2007, announcing the closing of its public offering of 10,300,000 Class A Common Shares.

Exhibit 1

FOR IMMEDIATE RELEASE

PARAGON SHIPPING INC. CLOSES PUBLIC OFFERING

ATHENS, Greece, August 15, 2007 – Paragon Shipping Inc. announced today the closing of its public offering of 10,300,000 Common Shares at a price to the public of $16.00 per share.  The underwriters of the offering have been granted an over-allotment option to purchase up to an additional 1,060,453 shares from the Company and 484,547 shares from certain selling shareholders.  The over-allotment option will expire on September 8, 2007.

After deducting underwriting discounts and commissions and expenses payable by the Company, the net proceeds to the Company were approximately $152.8 million.

The Company’s Common Shares commenced trading on the NASDAQ Global Market on August 10, 2007 under the trading symbol "PRGN."  Following the closing of the offering, the Company has 23,887,444 Common Shares outstanding.

The joint book-running managers for the offering were UBS Investment Bank and Morgan Stanley.  Cantor Fitzgerald & Co. and Dahlman Rose & Company acted as co-managers.

Registration Statements relating to the Company’s securities have been declared effective by the Securities and Exchange Commission.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Copies of the Company’s final prospectus may be obtained from:

UBS Investment Bank at 299 Park Avenue, New York, New York 10171,
Attention: Prospectus Department: 1 (212) 821-3884.

Morgan Stanley, Prospectus Department, 180 Varick Street 2/F, New York, NY 10014,
1 (866) 718-1649, or by email at prospectus@morganstanley.com.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of six vessels with a total carrying capacity of 354,947 deadweight tons. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. Voula Center 102-104 V. Pavlou St. GR 166 73 Voula, Greece Tel: +30 (210) 8914 640	Scot Hoffman FD Tel: +1(212) 850-5617

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     Paragon Shipping Inc.

Dated: August 16, 2007	By /s/ Christopher J. Thomas Name: Christopher J. Thomas Title: Chief Financial Officer